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Ex-12g


                                                     Idaho Power Company
                                               Consolidated Financial Information
                  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

                                                Twelve Months Ended December 31,                                Twelve Months
                                                     (Thousands of Dollars)                                         Ended
                                                                                                                  March 31,
                                                   1994         1995         1996         1997          1998        1999
Earnings, as defined:
    Income before income taxes.................. $109,173     $135,333     $142,710     $138,746     $140,984     145,770
    Adjust for distributed income of equity
      investees.................................      326       (2,058)      (1,413)      (3,943)      (4,697)     (7,490)
    Equity in loss of equity method
      investments...............................        0            0            0            0          476         611
    Minority interest in losses of majority
      owned subs................................        0            0            0            0         (125)       (102)
    Supplemental fixed charges and Pref Div,
      as below..................................   57,849       59,992       60,939       64,317       64,051      64,495

        Total earnings, as defined..............  167,348     $193,267     $202,236     $199,120     $200,689    $203,284

Fixed charges, as defined:
    Interest charges............................   54,433      $56,456      $57,348      $60,761      $60,677     $60,992
    Rental interest factor......................      794          925          991          982          801         934

        Total fixed charges.....................   55,227       57,381       58,339       61,743       61,478      61,926
    Supplemental increment to fixed charges*....    2,622        2,611        2,600        2,574        2,573       2,569

    Supplemental fixed charges..................   57,849       59,992       60,939       64,317       64,051      64,495
    Preferred stock dividends-gross up-Ipco
      rate......................................   10,682       12,392       12,146        7,803        8,275       8,357
        Total combined supplemental fixed
           charges and preferred dividends......  $68,531      $72,384      $73,085      $72,120      $72,326     $72,852

Supplemental ratio of earnings to combined fixed
   charges......................................    2.44x        2.67x        2.77x        2.76x        2.77x       2.79x


* Explanation of increment:                                                                                      Exhibit 12-G
  interest on the guaranty of American Falls District bonds
  and Milner Dam Inc. notes which are already included in operating expense.
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